Filed Pursuant to Rule 424(b)(3)
                                           Registration No. 333-129145



                                  EUROSEAS LTD.


     This prospectus relates to offers and sales from time to time by the persons identified in this prospectus of up to 7,026,993 currently outstanding shares of our common stock, par value $0.01 per share, 1,756,743 shares of our common stock issuable upon the exercise of warrants outstanding as of the date of this prospectus and up to 818,604 shares of our common stock issued to certain affiliates of Cove Apparel, Inc. ("Cove"), in connection with the merger of Cove with our subsidiary, Euroseas Acquisition Company Inc. ("EuroSub"). We refer to each person that may sell shares under this prospectus as a selling shareholder. This prospectus does not cover the issuance of any shares of common stock by us. We have agreed to pay all expenses incurred in connection with the registration of the shares of common stock covered by this prospectus.

     Our common stock is currently listed on the Over the Counter Bulletin Board ("OTCBB") under the symbol "ESEAF.OB." We have filed an application to list our common stock on the Nasdaq National Market and have reserved the symbol "ESEA." We cannot assure you that such listing will be obtained. On September 11, 2006, the last reported sale price of our common stock on the OTCBB was $3.00.

     The selling shareholders will sell their shares at prevailing market prices or privately negotiated prices. The selling shareholders may sell the shares of common stock to or through underwriters, brokers or dealers or directly to purchasers. Underwriters, brokers or dealers may receive discounts, commissions or concessions from the selling shareholders, purchasers in connection with sales of the shares of common stock, or both. Additional information relating to the distribution of the shares of common stock by the selling shareholders can be found in this prospectus under the heading "Plan of Distribution."

     We will not receive any proceeds from sales of shares of our common stock by the selling shareholders.

     Investing in our common stock involves risks. Please see "Risk Factors" beginning on page 3.

                           --------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is September 15, 2006

                                TABLE OF CONTENTS

ABOUT THIS PROSPECTUS.....................................................ii

PROSPECTUS SUMMARY.........................................................1

RISK FACTORS...............................................................3

FORWARD-LOOKING STATEMENTS.................................................4

USE OF PROCEEDS............................................................4

PLAN OF DISTRIBUTION.......................................................4

ENFORCEABILITY OF CIVIL LIABILITIES........................................6

EXPERTS....................................................................6

LEGAL MATTERS..............................................................6

WHERE YOU CAN FIND ADDITIONAL INFORMATION..................................6

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a post-effective amendment to a registration statement that we have filed with the SEC. Under this registration process, the selling shareholders referred to in this prospectus may offer and sell from time to time up to 7,026,993 currently outstanding shares of our common stock, 1,756,743 shares of our common stock issuable upon the exercise of warrants outstanding at an exercise price of $3.60 per share and held by the selling shareholders as of the date of this prospectus and 818,604 shares of our common stock issued to certain affiliates of Cove, in connection with the merger of Cove with EuroSub.

     This prospectus does not cover the issuance of any shares of common stock by us, and we will not receive any of the proceeds from any sale of shares by the selling shareholders. We have agreed to pay all expenses incurred in connection with the registration of the shares of common stock covered by this prospectus.

     Information about the selling shareholders may change over time. Any changed information given to us by the selling shareholders will be set forth in a prospectus supplement if and when necessary. Further, in some cases, the selling shareholders will also be required to provide a prospectus supplement containing specific information about the terms on which they are offering and selling our common stock. If a prospectus supplement is provided and the description of the offering in the prospectus supplement varies from the information in this prospectus, you should rely on the information in the prospectus supplement.

                               PROSPECTUS SUMMARY

     This summary highlights selected information appearing elsewhere in this prospectus or incorporated by reference, but may not contain all of the information that may be important to you. Accordingly, we encourage you to read carefully this entire prospectus and the documents incorporated by reference into this prospectus before deciding whether to invest in our common stock. In this prospectus, the words "Euroseas," "Company," "we," "our," "ours" and "us" refer to Euroseas Ltd., and its subsidiaries, unless otherwise stated or the context requires.

     This prospectus and the documents incorporated into this prospectus contain forward-looking statements. You should read the explanation of the qualifications and limitations on those forward-looking statements on page 3 of this prospectus. You should also carefully consider the various risk factors, which may cause our actual results to differ materially from those indicated by such forward-looking statements. See "Risk Factors" below. You should not place undue reliance on our forward-looking statements.

                                  The Offering

     The selling shareholders named in this prospectus are offering up to 7,026,993 currently outstanding shares of our common stock, par value $0.01 per share, 1,756,743 shares of our common stock issuable upon the exercise of warrants outstanding as of the date of this prospectus and up to 818,604 shares of our common stock issued to certain affiliates of Cove, in connection with the merger of Cove with EuroSub. We will not receive any of the proceeds from the sale of the shares. Each selling shareholder will sell the shares whenever it chooses to do so at varying prices to be determined at the time of each sale either based upon prevailing market conditions or at negotiated prices. On September 11, 2006, the last reported sales price for our common stock on the OTCBB was $3.00. This offering will continue until the earlier of (i) two years following the date the registration statement was first declared effective, and
(ii) such time as all securities covered by such registration statement have been sold or may be sold without volume restrictions pursuant to Rule 144(k) under the Securities Act of 1933, as amended (the "Securities Act").

                                   Our Company

     We are Euroseas, a Marshall Islands company incorporated in May 2005. We are a provider of international seaborne transportation services, carrying various drybulk cargoes including, among others, iron ore, coal, grain, bauxite, phosphate and fertilizers, as well as containerized cargoes. As of September 11, 2006, our fleet consisted of eight vessels, including two Panamax drybulk carriers, two Handysize drybulk carriers, three Handysize feeder containerships and one Handysize multipurpose vessel. The total cargo carrying capacity of the four drybulk carriers is 207,464 deadweight tons, or dwt, and of the three containerships is 66,100 dwt and 4,636 twenty-foot equivalent units, or teu. Our multipurpose vessel can carry 22,568 dwt and/or 950 teu.

     Our executive offices are located at 40 Ag. Konstantinou Ave., 151 24, Maroussi, Greece. Our telephone number is +30-211-1804005.

                                    Our Fleet

     As of September 11, 2006, the profile and deployment of our fleet is the following:

                                                           Year                 TCE Rate
Name                        Type          Dwt       TEU    Built  Employment    ($/day)
------------------------------------------------------------------------------------------
Dry Bulk
--------
                                                                   Baumarine
                                                                   Pool until   $17,000 to
IRINI                       Panamax        69,734           1988   end 2008     $20,000 (*)

NIKOLAOS P.                 Handysize      34,750           1984   Spot

ARIEL                       Handysize      33,712           1977   TC until
                                                                   Sept-06      $8,500

ARISTIDES N.P. (**)         Panamax        69,268           1993   Cargill      $19,750 until
                                                                                Nov-06

Total Dry Bulk Vessels      4             207,464

Container Carriers

ARTEMIS                     Handysize      29,693   2,098   1987   TC until
                                                                   Dec-08       $19,000

YM QINGDAO I                Handysize      18,253   1,269   1990   TC until
                                                                   Mar-07       $11,900
                                                                                $16,000 until
                                                                                Nov-06,

KUO HSIUNG                  Handysize      18,154   1,269   1993   TC until     $12,000 until
                                                                   Nov-07       Nov-07

Total Container Carriers    3              66,100   4,636

Multipurpose Vessels

                                                                                $8,850 until
                                                                                Dec-08,
                                                                                $9,950 until
                                                                                Dec-10,
TASMAN TRADER               Multipurpose   22,568     950   1990   TC until     $9,000 until
                                                                   Mar-12       Mar-12
Total Multipurpose Vessels  1              22,568     950

FLEET GRAND TOTAL           8             296,132   5,586

(*) The owning company of m/v Irini participates in 3 short funds (contracts of affreightment to carry cargo) that provide an effective coverage of m/v Irini for 102% in 2006, 77% in 2007 and 42% in 2008. The combination of the short funds and pool employment secures the mentioned rate range for the greater part of the next 2.5 years.

(**) On July 25, 2006, we signed a memorandum of agreement to purchase m/v Torm
     Tekla. The vessel was delivered to us on September 4, 2006 and was renamed m/v Aristides N.P.

                               Recent Developments

     On March 20, 2006, a subsidiary of the Company signed a Memorandum of Agreement to sell m/v John P, a handysize bulk carrier of 26,354 dwt built in 1981 for $4.95 million. The vessel was delivered to the buyer on July 5, 2006.

     On April 10, 2006, Xenia International Corporation ("Xenia"), a wholly-owned subsidiary of the Company signed a Memorandum of Agreement to purchase m/v Tasman Trader, a multipurpose dry cargo vessel of 22,568 dwt and 950 teu built in 1990 for $10.78 million. The vessel was delivered to the Company on April 27, 2006. In order to partly finance the purchase of the vessel, Xenia entered into a loan agreement for $8,250,000 with Fortis Bank. The loan is payable in 23 consecutive quarterly installments of $265,000 each commencing three months from drawdown, with a final balloon payment of $2,155,000 payable with the final installment. The loan has similar covenants to the rest of the Company's loans.

     On April 11, 2006, a subsidiary of the Company agreed to sell m/v Pantelis P, a handysize bulk carrier of 26,354 dwt built in 1981 for $4.65 million. The vessel was delivered to the buyer on May 31, 2006.

     On July 25, 2006, Prospero Maritime Inc., a wholly-owned subsidiary of the Company, signed a Memorandum of Agreement to purchase m/v Torm Tekla, a panamax size drybulk vessel of 69,268 dwt built in 1993 for $23.46 million. The vessel was delivered to the Company on September 4, 2006 and was renamed m/v Aristides N.P. The acquisition will be financed with approximately 35% of equity (about $8 million) from the Company's cash reserves and the remaining amount with a bank loan of $15,500,000 with CALYON. The loan is repayable in 14 consecutive semi-annual installments commencing six months from drawdown, as follows: the first two installments are in the amount of $1,200,000 each, the third installment is in the amount of $1,000,000, the remaining eleven installments are in the amount of $825,000 each, and there is a final balloon payment of $3,025,000 payable with the final installment. The loan has similar covenants to the rest of the Company's loans.

     On August 7, 2006, the Board of Directors declared a dividend in the amount of $0.06 per share which will be payable on or about September 15, 2006 to those holders of record of common stock of the Company on September 5, 2006.

     On August 8, 2006, the Company held its annual shareholders' meeting. At the meeting the following actions were approved by the Company's shareholders:

     o Aristides J. Pittas, Dr. Anastasios Aslidis and Aristides P. Pittas were re-elected as Class A Directors whose term will expire at the 2008 annual meeting;

     o Panagiotis Kyriakopoulos and George Skarvelis were re-elected as Class B Directors whose term will expire at the 2009 annual meeting;

     o The shareholders approved the Board's proposal to amend the Company's Articles of Incorporation to effect a reverse stock split at a ratio of not less than one-for-two and not more than one-for-four any time prior to September 1, 2007, with the exact ratio to be determined by the Board;

     o The shareholders approved the Euroseas 2006 Stock Incentive Plan; and

     o The shareholders approved the appointment of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2006.

                                  RISK FACTORS

     Any investment in our stock involves a high degree of risk. We have identified a number of risk factors which you should consider before buying shares of our common stock. These risk factors are incorporated by reference into this registration statement from our annual report on Form 20-F filed on June 30, 2006. Some of these risk factors contained in our annual report on Form 20-F relate principally to the industry in which we operate and our business in general. Other risks relate to the securities market for and ownership of our common stock. Any of these risk factors could significantly and negatively affect our business, financial condition, operating results and common stock price.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, and the documents incorporated by reference in this prospectus, contain forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements regarding:

     o    our future operating or financial results;

     o future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; and

     o drybulk and containership market trends, including charter rates and factors affecting vessel supply and demand.

     We undertake no obligation to publicly update or revise any forward-looking statements contained in this prospectus, or the documents to which we refer you in this prospectus, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

                                 USE OF PROCEEDS

     We will not receive any proceeds from sales of shares of our common stock by the selling shareholders.

                              PLAN OF DISTRIBUTION

     We are registering shares of our common stock under the Securities Act for sale by the selling shareholders. As used in this prospectus, "selling shareholders" include certain entities identified in the footnotes to the table in the section captioned "Selling Shareholders" as the holders of record of the indicated securities and include the respective pledgees, assignees, successors-in-interest, donees, transferees or others who may later hold the selling shareholders' Euroseas common stock and would be identified in an amendment to this prospectus at the appropriate time. We have agreed to pay the costs and fees of registering the shares, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares.

          The selling shareholders will sell their shares at prevailing market prices or privately negotiated prices. A Selling Shareholder may use any one or more of the following methods when selling shares:

     o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o    privately negotiated transactions;

     o settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

     o broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

     o    a combination of any such methods of sale;

     o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

     o    any other method permitted pursuant to applicable law.

     The Selling Shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

     In connection with the sale of Euroseas common stock or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The Selling Shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

     We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

     Because Selling Shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by a prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under a prospectus. Each Selling Shareholder has advised us that it has not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the common stock. There is no underwriter or coordinating broker acting in connection with the proposed sale of the common stock by the Selling Shareholders.

     We have agreed to keep a prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Shareholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The common stock will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the common stock may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the common stock may not simultaneously engage in market making activities with respect to the common stock for a period of two business days prior to the commencement of the distribution. In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Shareholders or any other person. Euroseas will make copies of any prospectus available to the Selling Shareholders and have informed them of the need to deliver a copy of a prospectus to each purchaser at or prior to the time of the sale.

     In addition, BTG Investments, LLC ("BTG"), a wholly owned affiliate of Roth Capital LLC ("Roth Capital"), purchased shares and warrants in our Private Placement on August 25, 2005 (the "BTG Shares"). Under NASD rules, neither BTG nor Roth Capital will be permitted to re-sell the BTG Shares until 180 days after the date of the first sale of common stock registered pursuant to our registration statement on Form F-1 (File No. 333-129145).

                       ENFORCEABILITY OF CIVIL LIABILITIES

     We are a Marshall Islands company and our executive offices are located outside of the United States of America in Maroussi, Greece. Some of our directors and officers and some of the experts named herein reside outside the United States of America. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States of America. As a result, you may have difficulty serving legal process within the United States of America upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States of America, judgments you may obtain in United States of America courts against us or these persons in any action, including actions based upon the civil liability provisions of United States of America federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States of America federal or state securities laws.


                                     EXPERTS

     The financial statements as of December 31, 2004 and 2005 and for each of the years in the period ended December 31, 2005 incorporated in this prospectus by reference from the Company's Annual Report on Form 20-F for the year ended December 31, 2005 have been audited by Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                                  LEGAL MATTERS

     Seward & Kissel LLP is acting as our counsel in compliance with United States securities laws.


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     As required by the Securities Act, we filed a registration statement relating to the securities offered by this prospectus with the SEC. This prospectus is a part of that registration statement, which includes additional information.

Government Filings

     We file annual and special reports within the SEC. You may read and copy any document that we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Information Incorporated by Reference

     The SEC allows us to "incorporate by reference" information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

          We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     o Our Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the SEC on June 30, 2006;

     o    Our Prospectus Supplement filed with the SEC on August 30, 2006;

     o The description of our securities contained in (a) our Registration Statement on Form F-1, File No. 333-129145, as amended, filed with the SEC on October 20, 2005, (b) and any amendment or report filed for the purpose of updating that description; and

     o We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the SEC and certain Reports on Form 6-K that we furnish to the SEC after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus or the prospectus supplement.

     You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any accompanying prospectus supplement as well as the information we previously filed with the SEC and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

     You may request a free copy of the above mentioned filings or any subsequent filing we incorporated by reference into this prospectus by writing or telephoning us at the following address:


                                  Euroseas Ltd.
                                 Aethrion Center
                           40 Ag. Konstantinou Street
                                 151 24 Maroussi
                                     Greece
                            Attn: Aristides J. Pittas
                          Telephone: 011 30 211 1804005
                        Website: http:// www.euroseas.gr


                                       or

                                  Euroseas Ltd.
                             Mr. Anastasios Aslidis
                               2693 Far View Drive
                         Mountainside, New Jersey 07092
                            Telephone: (908) 301-9091
                             Email: aha@euroseas.com



SK 02558 0002 703334